                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF MARCH, 2002

                        GULF INDONESIA RESOURCES LIMITED
              (Exact name of Registrant as specified in its charter)
                          COMMISSION FILE NUMBER 1-14698

                              NEW BRUNSWICK, CANADA
         (State or other jurisdiction of incorporation or organization)

    20TH-24TH Floor, Wisma 46 - Kota BNI, Jalan Jenderal Sudirman Kavling 1,
                            Jakarta, Indonesia 10220
                    (Address of principal executive offices)

       Registrants telephone number, including area code: (62-21) 574-2120

               Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F    Form 40-F X
                                     ---          ---

   Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No  X
                                        ---    ---

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          GULF INDONESIA RESOURCES LIMITED
                                                    (Registrant)

                                          By:       "Alan P. Scott"
                                             -----------------------------------
                                             Alan P. Scott, Corporate Secretary

                                          Date:   May 8,2002
                                          Total number of sequential pages - 20
                                          Exhibit Index appears on page 2

                        GULF INDONESIA RESOURCES LIMITED
                  FORM 6-K FOR THREE MONTHS ENDED MARCH, 2002



1. EXHIBIT INDEX
   -------------

   FIRST QUARTER REPORT TO SHAREHOLDERS
   FOR THE THREE MONTHS ENDED MARCH 31, 2002                             p.3-20

                                     [LOGO]

                        GULF INDONESIA RESOURCES LIMITED

          INTERIM REPORT 1 - FOR THE THREE MONTHS ENDED MARCH 31, 2002

          (ALL DOLLAR AMOUNTS IN THIS REPORT ARE UNITED STATES DOLLARS)

In the first quarter of 2002, Gulf Indonesia exceeded its profit result for the previous corresponding period, despite the significantly weaker crude oil price environment during the quarter. The achievements of the quarter included:

o Cash generated from operations for first quarter 2002 of $32 million, or $0.37 per share, and earnings of $10 million, or $0.11 per share.

o    A net cash surplus of US$93 million at March 31.

o Gulf Indonesia signed a Memorandum of Understanding for the supply of up to 50 mmcf/d of gas to the island of Batam.

o Testing of the Suban-7 well in the Corridor block at a rate of 63 million cubic feet per day, with the drilling of Suban-8 scheduled to commence during July.

o Completion of a 2,523 square kilometer 3D seismic survey over most of the Ketapang block and a portion of the adjacent Pangkah block in East Java. The company believes this to be the largest offshore proprietary 3D seismic survey ever undertaken in Indonesia.

The first quarter results are as follows:

                                                         Three Months Ended March 31
                                                             2002           2001
                                                         ------------   ------------

CASH GENERATED FROM OPERATIONS
  Millions of dollars                                              32             37
    Per share                                                    0.37           0.42
EARNINGS
  Millions of dollars                                              10              9
    Per share                                                    0.11           0.10
VOLUMES (gross sales)
  Thousands of barrels of oil equivalent per day(1)              41.5           41.7
PRICES (average realized price)
  Dollars per barrel of oil equivalent(1)                       16.29          21.30
OPERATING COSTS (average)
  Dollars per barrel of oil equivalent(1)                        1.85           1.87

(1)  Natural gas converted at 6:1

Cash generated from operations for the first three months of 2002 totaled $32 million or $0.37 per share compared to $37 million or $0.42 per share for the first three months of 2001, as the impact of lower prices and slightly lower volumes was partially offset by lower government take and current taxes.

Earnings for the first quarter of 2002 were $10 million or $0.11 per share compared to $9 million or $0.10 per share for the same period in 2001, as lower cash generation was more than offset by significantly lower exploration expense.

Gulf Indonesia Resources Limited

PRODUCTION & DEVELOPMENT ACTIVITIES

ONSHORE GAS

Corridor Gas Project

Natural gas sales from the Corridor Gas Project averaged 153 mmcf/d in the first quarter of 2002 compared to 144 mmcf/d in the first quarter of 2001.

During the first three quarters of 2001, gas takes by Caltex were below the take-or-pay levels in the contract and Gulf Indonesia received oil volumes equivalent to the contracted take-or-pay quantities of gas, thereby maintaining a minimum level of Duri crude oil liftings. In the fourth quarter of 2001, Caltex increased its off-take rate significantly compared to the prior quarters in 2001 and the company recognized revenue at prices realized at the time the oil was received. This trend continued into the first quarter of 2002.

Caltex II

Construction of Phase 1 of the Suban field facilities continued in the first quarter. The Suban field is scheduled to commence production in late 2002 to be available to supply gas for the Caltex II sales contract.

Sumatra Gas to Singapore

During the quarter, three gas development wells were drilled in the South Jambi B block. These comprised two development wells at the Teluk Rendah gas field and one at the Geger Kalong gas field. These fields are targeted to supply gas from the South Jambi B block to the Sumatra Gas to Singapore contract, commencing in late 2003.

ONSHORE OIL

Gulf Indonesia's share of onshore crude oil and condensate volumes for the first quarter of 2002 was 12,100 b/d, compared to 13,900 b/d in the same period last year. The 13 percent decrease in sales is a reflection of natural reservoir decline and the impact of wet weather during January and February that resulted in an inability to service wells and higher downtime.

OFFSHORE OIL AND GAS

Gulf Indonesia's share of offshore gas volumes for the first quarter of 2002 averaged 10 mmcf/d compared to 1 mmcf/d during the first quarter of 2001. This increase reflected the ramp-up in sales volumes since the commencement of gas sales from the West Natuna Gas Project in March 2001.

Sales of offshore crude oil and condensate for the first quarter of 2002 averaged 2,300 b/d, compared to 3,700 b/d in the same period last year. This sharp decline arose from a combination of natural reservoir decline in mature oil fields in the Kakap block, contributions from condensate sales from the gas produced for the West Natuna Gas Project and the impact of an increase in inventory build rate from 200 barrels per day in the first quarter of 2001 to 800 barrels per day in the first quarter of 2002.

East Java

During February, a development plan for the Ujung Pangkah field was submitted to Pertamina. Ujung Pangkah is located in the Pangkah block where Gulf Indonesia holds a non-operated 22 percent interest.

Gulf Indonesia Resources Limited

GAS MARKETING AND BUSINESS DEVELOPMENT ACTIVITIES

SOUTH SUMATRA

On April 17, Gulf Indonesia, Pertamina, the state oil and gas company of Indonesia, and PGN, the Indonesian state gas distribution and transmission company, announced the signing of a Memorandum of Understanding (MOU) for the sale of gas from south Sumatra to PGN for the eventual sale to end-users on the island of Batam.

Under the MOU, up to 50 million cubic feet per day (mmcf/d) of natural gas would be supplied from the Corridor PSC operated by Gulf Indonesia. PGN will seek to market the gas to various industrial and commercial consumers, the state power company and residential consumers on the island of Batam. The gas would be delivered through the pipeline facilities from south Sumatra to the island of Batam and on to Singapore that are currently under development for the Sumatra Gas to Singapore gas sale agreement which was signed in February 2001. The construction of the pipeline is expected to commence during June 2002, with completion scheduled for late 2003.

The company actively pursued marketing opportunities for new gas supply to domestic customers in West Java and Sumatra in Indonesia, to Malaysia and to Singapore.

EAST JAVA

Discussions for the sale of gas from the Ujung Pangkah gas field in East Java are at a preliminary stage.

This project envisages the supply of gas to the East Java market where a significant supply shortfall is anticipated to emerge over the next three years.

Gulf Indonesia Resources Limited

EXPLORATION & DELINEATION ACTIVITIES

ONSHORE GAS -- SOUTH SUMATRA

Production testing of the Suban-7 appraisal well was completed during the first quarter of 2002. Evaluation of the test data is ongoing and gas reserves implications are yet to be determined. During January, Suban-7 flowed gas at a rate of 63 mmcf/d through a 1 3/8 inch choke, confirming the presence of high deliverability gas reservoir in the northwest extent of the field.

The Suban-8 appraisal well, located in the south of the field, is scheduled to commence drilling during July 2002. This well, and possible additional Suban appraisal wells, will help determine the extent of Suban gas reserves potential. Reinterpretation of a 3D seismic survey recorded during 1999 commenced during the first quarter in order to incorporate data obtained from recent appraisal drilling.

Also in South Sumatra, a 2D seismic survey over parts of the Corridor and Sakakemang blocks commenced in March. This survey envisages the acquisition of 657 km of seismic data - 523 km in the newly acquired Sakakemang block and 134 km in the Corridor block - over a period of approximately six months. The objective of the survey is to increase the inventory of gas prospects in the company's south Sumatra acreage with a view toward drilling some of these prospects during the 2003/04 timeframe.

The SE Mengoepeh-1 gas discovery in the Tungkal block is scheduled to be tested during the second quarter of 2002. SE Mengoepeh-1 is located approximately 26 kilometres from the gas infrastructure currently planned for development in the neighboring South Jambi B PSC.

ONSHORE OIL -- SOUTH SUMATRA

In the Tungkal PSC, testing of the Mengoepeh-7 appraisal well drilled during the fourth quarter of 2001 is scheduled in the second quarter. The results of this test will be used in the preparation of a Mengoepeh field development plan that the company expects to submit this year.

OFFSHORE OIL AND GAS -- EAST JAVA

During the first quarter, the company completed what it believes to be the largest offshore proprietary 3D seismic survey ever undertaken in Indonesia. The 2,523 square km survey covered most of the Ketapang block and a portion of the adjacent Pangkah block and was completed on schedule and on budget. The company expects to process the seismic data during the second and third quarter, with a view toward commencing a new drilling campaign during early 2003. A key objective of the seismic survey is to delineate the extent of the Bukit Tua / Jenggolo structure that was discovered during 2001 and which has oil and gas reserves potential.

Gulf Indonesia Resources Limited

OUTLOOK

The company continues to pursue exploration and development opportunities in its south Sumatra and East Java core areas. At present, these activities are focused on bringing the Caltex II and Sumatra Gas to Singapore projects on line, delineation of the Suban gas field and interpretation of a major 3D seismic survey that has been undertaken in East Java.

The signing of an MOU for the sale of gas to the island of Batam is a material step for the company in the development of its gas business in south Sumatra.

The company is in a strong financial position and is well position to pursue its present and future development opportunities.

On behalf of the Board of Directors and the employees of Gulf Indonesia,







Paul C. Warwick
President and Chief Executive Officer
April 23, 2002

This report contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including information about proposed drilling programs and the results thereof, estimated project completion dates, and the progress of gas marketing negotiations. Although Gulf Indonesia believes that its expectations are based on reasonable assumptions, these assumptions are subject to a wide range of business risks and technical risks, including those inherent in exploration for oil and gas, and there is no assurance Gulf Indonesia's objectives will be achieved.

Gulf Indonesia Resources Limited

FINANCIAL REVIEW

CASH GENERATED FROM OPERATIONS AND EARNINGS

TOTAL COMPANY

                                                      THREE MONTHS ENDED MARCH 31
                                                         2002               2001
                                                 -----------------   -----------------
                                                 $MILLION   $/boe    $million    $/boe
                                                 --------   ------   --------   ------
Gross oil and gas revenue                             61     16.29        80     21.30
Government take                                       (9)    (2.54)      (16)    (4.18)
                                                  ------    ------    ------    ------

Net oil and gas revenue                               52     13.75        64     17.12
Other revenue                                          0      0.09         1      0.37
Operating expense                                     (7)    (1.85)       (7)    (1.87)
Exploration expense                                   (3)    (0.73)      (11)    (2.98)
General and administration expense                    (2)    (0.50)       (1)    (0.39)
Depreciation, depletion and amortization expense     (13)    (3.53)      (14)    (3.78)
Finance charges, net
  Cash interest charges, net                          (0)    (0.08)       (1)    (0.46)
  Amortization of debt placement costs                --        --        (1)    (0.17)
Income tax expense
  Current                                            (11)    (2.80)      (19)    (4.94)
  Future                                              (6)    (1.69)       (2)    (0.70)
                                                  ------    ------    ------    ------
Earnings                                              10      2.66         9      2.20
Add back non-cash items                               22      5.94        28      7.63
                                                  ------    ------    ------    ------
Cash generated from operations                        32      8.60        37      9.83

Gross volumes sold (mboe/d)                              41.5                41.7

WTI (US$/bbl)                                           $21.64              $28.73

Per share (dollars)
  Cash generated from operations                         $0.37              $0.42
  Earnings                                               $0.11              $0.10

Cash generated from operations for the first three months of 2002 totaled $32 million or $0.37 per share compared to $37 million or $0.42 per share for the first three months of 2001, as the impact of lower prices and slightly lower volumes were partially offset by lower government take and current taxes.

Earnings for the first quarter of 2002 were $10 million or $0.11 per share in 2002 compared to $9 million or $0.10 per share for the same period in 2001, as lower cash generation was more than offset by significantly lower exploration expense.

Gulf Indonesia Resources Limited

The company's first quarter 2002 results varied from the first quarter 2001 results due to the following:

o A 25 percent fall in the benchmark West Texas Intermediate crude oil price. This was the primary contributing factor to the 24 percent reduction in realized prices for the quarter.

o A marginal reduction in total oil and gas sales volumes. The impact of increased gas deliveries to Caltex and Singapore during the first quarter was more than offset by natural reservoir decline in the company's mature onshore and offshore oil fields.

o A reduction in exploration expense due to a reduced rate of exploration drilling activity. The first quarter 2001 result was adversely affected by write-off of the cost of three unsuccessful exploration wells during the quarter.

o A decrease in unit depreciation, depletion and amortization charges due to an increase in booked proved reserves effective year-end 2001.

o Elimination of net finance charges related to the Corridor Loan due to the company's decision to repay the entire balance of the Corridor Loan facility in August 2001.

The following table summarizes the impacts of the above items on the company's reported results.

                                                   SALES        CASH GENERATED
                                                  VOLUMES      FROM OPERATIONS      EARNINGS
                                                ------------   ---------------    ------------
                                                   (mboe/d)      ($millions)     ($millions)

THREE MONTHS ENDED MARCH 31, 2001                       41.7              37               9

Reconciling Items:                                        --              --              --
 Lower realized oil and gas prices                        --              (8)             (7)
 Lower oil and gas sales volumes                        (0.2)             --              --
 Lower dry hole costs                                     --              --               8
 Lower DD&A rates                                         --              --               1
 Elimination of net finance charges related               --               1               1
  to the Corridor Loan
Other/rounding                                            --               2              (2)

THREE MONTHS ENDED MARCH 31, 2002                       41.5              32              10

Gulf Indonesia Resources Limited

ONSHORE NATURAL GAS OPERATIONS

                                                    THREE MONTHS ENDED MARCH 31
                                                      2002               2001
                                               -----------------   -----------------
                                               $MILLION   $/boe    $million   $/boe
                                               --------   ------   --------   ------
Gross gas revenue
  Before pipeline tariff                            41     17.56        48     22.43
  Pipeline tariff                                   (9)    (3.72)       (8)    (3.72)
Government take                                     (2)    (1.08)       (2)    (1.10)
                                                ------    ------    ------    ------
Net gas revenue                                     30     12.76        38     17.61
Operating expense                                   (2)    (0.74)       (1)    (0.60)
Depreciation, depletion and amortization
  expense                                           (5)    (2.23)       (6)    (2.54)
Finance charges, net
  Cash interest charges, net                        --        --          (1)    (0.78)
  Amortization of debt placement costs              --        --          (1)    (0.30)
Income tax expense
  Current                                           (7)    (2.73)      (15)    (6.73)
  Future                                            (6)    (3.04)       (1)    (0.76)
                                                ------    ------    ------    ------
Earnings                                            10      4.02        13      5.90
Add back non-cash items                             11      5.27         8      3.60
                                                ------    ------    ------    ------
Cash generated from operations                      21      9.29        21      9.50
                                                ------    ------    ------    ------
Volumes sold (gross / net)
  mmcf/d                                                153                144
  mboe/d                                                25.5              24.0


Gross revenue before pipeline tariffs in the first quarter of 2002 was $41 million, $7 million lower than the first quarter of 2001, reflecting the following:

o a 26 per cent decrease in realized prices between the respective periods, reflecting lower world oil prices. Onshore gas prices are dependent on crude oil prices as the gas is exchanged for Duri crude oil on an energy equivalent basis.

o a six per cent increase in sales volumes for the first three months of 2002, due to increased gas demand from the Caltex-operated Duri Steamflood.

Government take in the first quarter of 2002 and 2001 was approximately five per cent of gross revenue, reflecting the utilization of substantial gas deductions.

Operating expense on a per barrel of oil equivalent (boe) basis for the first quarter of 2002 was $0.74 per boe, up slightly from 2001 due to the timing of ongoing operating activities.

The repayment of the outstanding balance on the Corridor Loan in the third quarter of 2001 resulted in the elimination of interest expense for 2002, compared to $1 million of interest expense in the first three months of 2001. Similarly, the amortization of debt placement costs has been eliminated for 2002, compared to $1 million in the first quarter of 2001.

Depreciation, depletion and amortization expense declined in the first three months of 2002 to $5 million or $2.23 per boe compared to $6 million or $2.54 per boe in 2001. The lower depletion rate per boe for 2002 reflects the benefit of significant low-cost reserve additions at year-end 2001.

Income tax expense (current and future) in the first three months of 2002 was $13 million compared to $16 million for 2001, or approximately 57 per cent of pre-tax earnings in 2002 compared to 56 per cent in 2001.

Gulf Indonesia Resources Limited

ONSHORE OIL OPERATIONS

                                                                  THREE MONTHS ENDED MARCH 31
                                                                2002                       2001
                                                      ---------------------       ---------------------
                                                      $MILLION        $/bbl       $million        $/bbl
                                                      --------        -----       --------        -----

Gross liquids revenue                                      21         19.50            31         24.41
Government take                                            (7)        (6.37)          (11)        (8.62)
                                                        -----         -----         -----         -----
Net liquids revenue                                        14         13.13            20         15.79
Operating expense                                          (3)        (3.30)           (4)        (3.16)
Depreciation, depletion and amortization expense           (4)        (3.98)           (5)        (4.41)
Income tax expense
  Current                                                  (2)        (2.03)           (4)        (2.90)
  Future                                                   (1)        (0.57)           (2)        (1.76)
                                                        -----         -----         -----         -----
Earnings                                                    4          3.25             5          3.56
Add back non-cash items                                     5          4.54             7          6.17
                                                        -----         -----         -----         -----
Cash generated from operations                              9          7.79            12          9.73
                                                        -----         -----         -----         -----
Gross volumes sold (mb/d)                                      12.1                        13.9


Gross revenue for the first three months of 2002 was $21 million compared to $31 million for the same period of 2001, reflecting the following:

o a twelve per cent reduction in sales volumes to 12,100 b/d in 2002 compared to 13,900 b/d in 2001 as the impact of development activities over the past year were more than offset by natural reservoir declines.

o a twenty per cent reduction in realized prices in 2002 compared to 2001, primarily due to lower world oil prices.

Government take averaged approximately 33 per cent of gross revenue during the first three months of 2002, similar to 2001 levels.

Operating expense for the first three months of 2002 was $3.30 per barrel compared to $3.16 per barrel in 2001, primarily reflecting the impact of fixed costs and lower production.

Depreciation, depletion and amortization in the first quarter of 2002 was virtually unchanged from the same period in 2001.

Gulf Indonesia Resources Limited

OFFSHORE OIL AND GAS OPERATIONS


                                                      THREE MONTHS ENDED MARCH 31
                                                         2002               2001
                                                 -----------------   -----------------
                                                 $MILLION   $/boe    $million    $/boe
                                                 --------   ------   --------   ------
Gross oil and gas revenue                              8     22.24         9     26.28
Government take                                       --     (0.12)       (3)    (7.47)
                                                  ------    ------    ------    ------

Net oil and gas revenue                                8     22.12         6     18.81
Operating expense                                     (2)    (4.62)       (2)    (5.18)
Depreciation, depletion and amortization expense      (4)   (10.41)       (3)    (9.36)
Income tax expense
  Current                                             (2)    (5.61)       (0)    (0.77)
  Future                                              --      1.36        (1)    (0.70)
                                                  ------    ------    ------    ------
Earnings                                              --      2.84         0      1.29
Add back non-cash items                                4      9.05         4     11.57
                                                  ------    ------    ------    ------
Cash generated from operations                         4     11.89         4     12.86
                                                  ------    ------    ------    ------

Gross volumes sold (mboe/d)

  Natural Gas                                             1.6                 0.1
  Crude oil and condensate                                3.1                 3.9
                                                         ----                ----
                                                          4.7                 4.0
Inventory build-up (mboe/d)                              (0.8)               (0.2)
                                                         ----                ----
Gross volumes sold (mboe/d)                               3.9                 3.8
                                                         ----                ----

Gross oil and gas revenue for the first three months of 2002 was $8 million compared to $9 million in the same period of 2001 due to lower prices partially offset by slightly higher volumes.

Sales volumes on a barrel of oil equivalent basis were 3,900 boe/d for the first quarter of 2002 compared to 3,800 boe/d in the same period in 2001, reflecting the following:

o gas sales of 10 mmcf/d (1,600 boe/d) for 2002 compared to 1 mmcf/d (100 boe/d) for 2001, reflecting the ramp-up in sales volumes since the start-up in March 2001 of gas sales from the West Natuna Gas Project.

o crude oil and condensate production of 3,100 b/d for 2002 compared to 3,900 b/d in 2001, reflecting the impact of natural reservoir declines in mature oil fields partially offset by condensate recovered from the gas produced for the West Natuna Gas Project.

o an inventory build of 800 b/d in the first quarter of 2002 compared to an inventory build of 200 b/d in the first quarter of 2001, reflecting the timing of liftings from the Floating, Production, Storage, and Offloading vessel.

Realized prices on a barrel of oil equivalent basis declined by 15 per cent reflecting the impact of lower world oil prices, partially offset by the increased impact of higher priced gas sales.

Operating expense for the first three months of 2002 was $4.62 per boe compared to $5.18 per boe in 2001, primarily due to fixed costs and slightly higher sales volumes on a barrel of oil equivalent basis.

Gulf Indonesia Resources Limited

Depreciation, depletion and amortization was $4 million for the first three months of 2002 compared to $3 million in 2001, due to higher net sales volumes. The reported depletion rates per gross boe in the first quarter of 2002 reflects the impact of increased net sales volumes (volumes after government take) as depreciation, depletion and amortization is calculated on a net volume basis.


EXPLORATION

Exploration expense for the first three months of 2002 was $3 million compared to $11 million in 2001. In the first quarter of 2002, no exploration wells were drilled, while in the first quarter of 2001, the company wrote-off the costs of three unsuccessful exploration wells.


NET CASH FLOW AND FINANCIAL POSITION

During the first three months of 2002, the company's net cash surplus increased by $1 million to $93 million. Cash generated from operations of $32 million was offset by $21 million of capital and exploration expenditures. Much of the remaining variance was attributable to the payment of acquisition costs associated with the Pangkah block. The company expects to be able to fund its currently planned exploration and development programs with internally generated cash and existing cash balances. The company is actively evaluating business opportunities outside of its current asset portfolio and funding for these opportunities could be provided by the company's existing cash balances and the undrawn $65 million credit facility from Conoco Canada.


RISKS AND UNCERTAINTIES

INDONESIAN ECONOMIC AND POLITICAL RISK

Substantially all of the company's assets, except for cash and short-term investments, are located in Indonesia. Also, the Indonesian government has exercised and continues to exercise significant influence over many aspects of the Indonesian economy, including the oil and gas industry. During the first quarter of 2002, the company did not experience, nor has it historically experienced, problems from civil unrest or disputes with the Indonesian government. The company is attempting to mitigate its risk through building strong relationships with the local communities and government in areas in which it operates. However, it is unclear at the present time what impact, if any, Indonesia's current economic and political environment will have on the company's financial position, results of operations or potential for further growth in the future.

CONSOLIDATED STATEMENTS OF EARNINGS AND
RETAINED EARNINGS
(Unaudited)

                                                           THREE MONTHS
                                                          ENDED MARCH 31
                                                      -----------------------
(millions of United States dollars)                      2002         2001
-----------------------------------                   ----------   ----------

EARNINGS
   REVENUES
   Gross oil and gas revenue                          $       61   $       80
   Government take                                             9           16
                                                      ----------   ----------
   Net oil and gas revenue                                    52           64
   Other                                                      --            1
                                                      ----------   ----------
                                                              52           65
                                                      ----------   ----------
   EXPENSES
   Operating                                                   7            7
   Exploration                                                 3           11
   General and administration                                  2            1
   Depreciation, depletion and amortization                   13           14
   Finance charges, net                                       --            2
                                                      ----------   ----------
                                                              25           35
                                                      ----------   ----------
   Earnings before tax                                        27           30
   Income tax expense                                         17           21
                                                      ----------   ----------
   EARNINGS FOR THE PERIOD                            $       10   $        9
                                                      ==========   ==========

RETAINED EARNINGS
   BALANCE, BEGINNING OF PERIOD                       $      113   $       81
   Earnings for the period                                    10            9
                                                      ----------   ----------
   BALANCE, END OF PERIOD                             $      123   $       90
                                                      ==========   ==========

PER SHARE INFORMATION (dollars per share)
   Cash generated from operations                     $     0.37   $     0.42
                                                      ==========   ==========
   Earnings                                           $     0.11   $     0.10
                                                      ==========   ==========

   Average common shares outstanding (millions)             87.9         87.9
                                                      ==========   ==========

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                                 THREE MONTHS
                                                                ENDED MARCH 31
                                                         ----------------------------
(millions of United States dollars)                          2002            2001
-----------------------------------                      ------------    ------------

OPERATING ACTIVITIES
  EARNINGS FOR THE PERIOD                                $         10    $          9
  NON-CASH ITEMS INCLUDED IN EARNINGS:
    Depreciation, depletion and amortization                       13              14
    Exploration expense                                             3              11
    Future income taxes                                             6               2
    Other                                                          --               1
                                                         ------------    ------------
  CASH GENERATED FROM OPERATIONS                                   32              37
  Changes in non-cash working capital                              (1)             (5)
                                                         ------------    ------------
                                                                   31              32
                                                         ------------    ------------

INVESTING ACTIVITIES
  Capital expenditures and exploration expenses                   (21)            (26)
  Decrease (increase) in cash restricted in use                    --              36
  Changes in non-cash working capital                              (9)            (20)
                                                         ------------    ------------
                                                                  (30)            (10)
                                                         ------------    ------------

FINANCING ACTIVITIES
  Long-term debt repayments                                        --             (15)
                                                         ------------    ------------

INCREASE (DECREASE) IN CASH                                         1               7
CASH AND SHORT-TERM INVESTMENTS, BEGINNING OF PERIOD               91             107
                                                         ------------    ------------
CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD           $         92    $        114
                                                         ============    ============

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                               March 31,    December 31,
(millions of United States dollars)              2002           2001
-----------------------------------          ------------   ------------
                                             (Unaudited)
ASSETS
  CURRENT
  Cash and short-term investments            $         92   $         91
  Cash restricted in use                                1              1
  Accounts receivable                                  49             39
  Inventory and other current assets                   37             39
                                             ------------   ------------
                                                      179            170
  PROPERTY, PLANT AND EQUIPMENT                       783            778
                                             ------------   ------------
                                             $        962   $        948
                                             ============   ============


LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT
  Accounts payable                           $         47   $         58
  Accounts payable - parent/affiliates                  9             10
  Other current liabilities                            23             13
                                             ------------   ------------
                                                       79             81
  Future income taxes                                 261            255
                                             ------------   ------------
                                                      340            336
                                             ------------   ------------

  SHAREHOLDERS' EQUITY
  Share capital (Note 2)                              499            499
  Retained earnings                                   123            113
                                             ------------   ------------
                                                      622            612
                                             ------------   ------------
                                             $        962   $        948
                                             ============   ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts expressed in millions of United States dollars, except where otherwise noted)

(Unaudited)

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements of the company include the accounts of all subsidiary companies, have been prepared by management in accordance with accounting principles generally accepted in Canada and conform in all material respects with International Accounting Standards.

     These interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2001. These statements should be read in conjunction with the consolidated financial statements and the notes thereto in the company's annual report for the year ended December 31, 2001.


2.   SHARE CAPITAL

     AUTHORIZED:
     COMMON SHARES - voting, unlimited number with a par value of U.S.$0.01.

     PREFERRED SHARES - unlimited number. These preference shares rank in priority to the common shares and may be issued from time to time in series, and with the price, rights, preference, privileges and restrictions, including voting and conversion rights, to be fixed by the directors prior to their issue.

ISSUED AND OUTSTANDING:                                    NUMBER         AMOUNT
-----------------------                                 ------------   ------------

COMMON SHARES:
At December 31, 2001                                      87,927,852   $        499
Issued pursuant to exercise of stock options                   2,000             --
Cancelled pursuant to exercise of stock options                   --             --
                                                        ------------   ------------
At March 31, 2002                                         87,929,852   $        499
                                                        ============   ============

     The company has a fixed option plan. Pursuant to the terms of the Gulf Indonesia Resources Limited 1997 Stock Option and Incentive Plan, the company may grant options to its employees at any time prior to December 31, 2007. Options outstanding are granted at prices determined at the time the option is granted, provided that the exercise price is not less than the fair market value of the common shares on the date of grant, and have a maximum term of 10 years. A summary of the status of the company's stock options as at March 31, 2002 is presented below:

                                                       WEIGHTED AVERAGE
                                           NUMBER       EXERCISE PRICE
                                        ------------   ----------------
Outstanding, at December 31, 2001          5,238,363     $      15.42
   Granted                                        --               --
   Forfeited                                 (17,665)           18.83
   Exercised                                  (2,000)            8.10
                                        ------------     ------------
Outstanding, at March 31, 2002             5,218,698     $      15.41
                                        ============     ============
Options exerciseable:
   At March 31, 2002                       4,096,874     $      17.16
                                        ============     ============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts expressed in millions of United States dollars, except where otherwise noted)

(Unaudited)

3. SEGMENT INFORMATION

                                                   ONSHORE - GAS            ONSHORE - OIL          OFFSHORE - OIL & GAS
                                             -----------------------   -----------------------   -----------------------
                                               THREE MONTHS ENDED         THREE MONTHS ENDED        THREE MONTHS ENDED
                                                    MARCH 31,                 MARCH 31,                MARCH 31,
                                             -----------------------   -----------------------   -----------------------
                                                2002         2001         2002         2001         2002        2001
                                             ----------   ----------   ----------   ----------   ----------   ----------

REVENUES
Gross oil and gas revenue                    $       32   $       40   $       21   $       31   $        8   $        9
Government take                                       2            2            7           11           --            3
                                             ----------   ----------   ----------   ----------   ----------   ----------
Net oil and gas revenue                              30           38           14           20            8            6
Other                                                --           --           --           --           --           --
                                             ----------   ----------   ----------   ----------   ----------   ----------
                                                     30           38           14           20            8            6
                                             ----------   ----------   ----------   ----------   ----------   ----------
EXPENSES
Operating                                             2            1            3            4            2            2
Exploration                                          --           --           --           --           --           --
General and administrative                           --           --           --           --           --           --
Depreciation, depletion and amortization              5            6            4            5            4            3
Finance charges, net                                 --            2           --           --           --           --
                                             ----------   ----------   ----------   ----------   ----------   ----------
                                                      7            9            7            9            6            5
                                             ----------   ----------   ----------   ----------   ----------   ----------
EARNINGS (LOSS) BEFORE TAX                           23           29            7           11            2            1
Income tax expense (recovery)
Current                                               7           15            2            4            2           --
Future                                                6            1            1            2           --            1
                                             ----------   ----------   ----------   ----------   ----------   ----------
                                                     13           16            3            6            2            1
                                             ----------   ----------   ----------   ----------   ----------   ----------
EARNINGS (LOSS) FOR THE PERIOD               $       10   $       13   $        4   $        5   $       --   $       --
                                             ==========   ==========   ==========   ==========   ==========   ==========

CASH GENERATED FROM OPERATIONS               $       21   $       21   $        9   $       12   $        4   $        4
                                             ==========   ==========   ==========   ==========   ==========   ==========

CAPITAL EXPENDITURES AND
EXPLORATION EXPENSES                         $       12   $        5   $        1   $        4   $        2   $        2
                                             ==========   ==========   ==========   ==========   ==========   ==========


                                                    EXPLORATION                 CORPORATE                    TOTAL
                                             ------------------------    ------------------------    -----------------------
                                                THREE MONTHS ENDED          THREE MONTHS ENDED          THREE MONTHS ENDED
                                                    MARCH 31,                    MARCH 31,                  MARCH 31,
                                             ------------------------    ------------------------    -----------------------
                                                2002          2001          2002          2001          2002         2001
                                             ----------    ----------    ----------    ----------    ----------   ----------

REVENUES
Gross oil and gas revenue                    $       --    $       --    $       --    $       --    $       61   $       80
Government take                                      --            --            --            --             9           16
                                             ----------    ----------    ----------    ----------    ----------   ----------
Net oil and gas revenue                              --            --            --            --            52           64
Other                                                --            --            --             1            --            1
                                             ----------    ----------    ----------    ----------    ----------   ----------
                                                     --            --            --             1            52           65
                                             ----------    ----------    ----------    ----------    ----------   ----------
EXPENSES
Operating                                            --            --            --            --             7            7
Exploration                                           3            11            --            --             3           11
General and administrative                           --            --             2             1             2            1
Depreciation, depletion and amortization             --            --            --            --            13           14
Finance charges, net                                 --            --            --            --            --            2
                                             ----------    ----------    ----------    ----------    ----------   ----------
                                                      3            11             2             1            25           35
                                             ----------    ----------    ----------    ----------    ----------   ----------
EARNINGS (LOSS) BEFORE TAX                           (3)          (11)           (2)           --            27           30
Income tax expense (recovery)
Current                                              --            --            --            --            11           19
Future                                               --            (1)           (1)           (1)            6            2
                                             ----------    ----------    ----------    ----------    ----------   ----------
                                                     --            (1)           (1)           (1)           17           21
                                             ----------    ----------    ----------    ----------    ----------   ----------
EARNINGS (LOSS) FOR THE PERIOD               $       (3)   $      (10)   $       (1)   $        1    $       10   $        9
                                             ==========    ==========    ==========    ==========    ==========   ==========

CASH GENERATED FROM OPERATIONS               $       --    $       --    $       (2)   $       --    $       32   $       37
                                             ==========    ==========    ==========    ==========    ==========   ==========
CAPITAL EXPENDITURES AND
EXPLORATION EXPENSES                         $        6    $       15    $       --    $       --    $       21   $       26
                                             ==========    ==========    ==========    ==========    ==========   ==========

Gulf Indonesia has four reportable segments: onshore gas operations, onshore oil operations, offshore oil and gas operations, and exploration. The operations segments are involved in the production and development of crude oil and natural gas in Indonesia. The onshore operations are focused on the island of Sumatra while the offshore operations are located in the west Natuna Sea. The exploration segment is involved in the exploration for crude oil and natural gas in Indonesia. Gulf Indonesia's reportable segments are strategic business units that are managed separately as each has different operational requirements and focuses. Due to the nature of the operations, there are no intersegment sales and transfers.

The corporate segment is comprised principally of the impact of interest income from unrestricted cash on hand, miscellaneous other revenue, crude oil hedging, and general corporate expenditures.

SUPPLEMENTARY INFORMATION
(Unaudited)

                                                                                 THREE MONTHS ENDED MARCH 31
                                                                                    2002           2001
                                                                                ------------   -------------

VOLUMES SOLD (gross/net) (1)
  Onshore natural gas (millions of cubic feet per day)                               153/146         144/138
    Barrels of oil equivalent (thousands of boe per day) (2)                       25.5/24.4       24.0/23.1

  Onshore crude oil and condensate (thousands of barrels per day)                   12.1/8.4        13.9/9.4


  Offshore oil and gas
    Natural gas (millions of cubic feet per day)                                       10/10             1/1
    Crude oil and condensate (thousands of barrels per day)                          2.3/2.2         3.7/2.5
    Barrels of oil equivalent (thousands of boe per day) (2)                         3.9/3.8         3.8/2.6

  Total volumes sold (thousands of boe per day) (2)                                41.5/36.6       41.7/35.1

(1) "Gross" sales reflect the Company's interest prior to deduction of government take; "net" sales are after deduction of government

(2)  Natural gas converted at 6:1

GROSS AVERAGE PRICES

  Onshore natural gas (dollars per thousands of cubic feet)               2.31            3.12
                                                                  ============    ============
    Oil equivalent (dollars per barrel of oil equivalent)                13.84           18.71
                                                                  ============    ============

  Onshore crude oil and condensate (dollars per barrel)                  19.50           24.41
                                                                  ============    ============


  Offshore oil and gas
    Natural gas (dollars per thousands of cubic feet)                     3.88            4.25
    Crude oil and condensate (dollars per barrel)                        20.42           26.31
                                                                  ------------    ------------
    Oil equivalent (dollars per barrel of oil equivalent)                22.24           26.28
                                                                  ============    ============

  Combined (dollars per barrel of oil equivalent)
    Average                                                              16.29           21.30
                                                                  ============    ============

OIL AND GAS REVENUE (millions of dollars)
  Onshore natural gas                                             $         32    $         40
  Onshore crude oil and condensate                                          21              31
  Offshore
    Natural gas                                                              3               0
    Crude oil and condensate                                                 5               9
                                                                  ------------    ------------
  GROSS OIL AND GAS REVENUE                                                 61              80

  Government take
    Onshore natural gas                                                     (2)             (2)
    Onshore crude oil and condensate                                        (7)            (11)
    Offshore
      Natural gas                                                           --              --
      Crude oil and condensate                                              --              (3)
                                                                  ------------    ------------
NET OIL AND GAS REVENUE                                           $         52    $         64
                                                                  ============    ============